UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

United Online, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

911268100

(CUSIP Number)

Mark R. Goldston

United Online, Inc.

21301 Burbank Boulevard

Woodland Hills, CA 91367

(818) 287-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. Mark R. Goldston I.R.S. Identification Nos. of Above Persons (Entities Only). N/A

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,669,457

	8	Shared Voting Power 920,622

	9	Sole Dispositive Power 2,669,457

	10	Shared Dispositive Power 920,622

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,590,079

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.2% (based on the number of shares of Common Stock outstanding as of December 8, 2008)

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 (this “Amendment No. 3”) amends the Statement on Schedule 13D, dated May 9, 2005, as amended by Amendment No. 1 thereto, dated March 2, 2006, and Amendment No. 2 thereto, dated June 7, 2006, filed with the Securities and Exchange Commission by Mark R. Goldston (the “Reporting Person”) relating to shares of the common stock, $.0001 par value per share (the “Common Stock”), of United Online, Inc. (“UOL”).

The purpose of this Amendment No. 3 is to report that as of August 26, 2008, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 5.  Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated in its entirety as follows:

(a)          As of December 8, 2008, the Reporting Person was the beneficial owner of 3,590,079 shares of Common Stock, which comprises 4.2% of the 84,772,599 shares of Common Stock outstanding as of December 8, 2008 (including shares subject to the Reporting Person’s options which are currently exercisable or which will become exercisable within 60 days of December 8, 2008). The Reporting Person’s beneficial ownership includes 2,669,457 shares subject to options which are currently exercisable or which will become exercisable within 60 days of December 8, 2008.

(b)         As of December 8, 2008, the Reporting Person had (i) sole power to vote 2,669,457 shares of Common Stock; (ii) shared power to vote 920,622 shares of Common Stock, which are owned by the Mark and Nancy Jane Goldston Family Trust dated November 8, 1997 (the “Trust Shares”); (iii) sole power to dispose of 2,669,457 shares of Common Stock; and (iv) shared power to dispose the 920,622 Trust Shares.

(c)          The Reporting Person has not effected any transactions in UOL’s Common Stock during the sixty days preceding the date hereof.

(d)         Except for the Trust Shares, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e)          On August 26, 2008, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.  In connection with the acquisition of FTD Group, Inc. by UOL on August 26, 2008, UOL issued approximately 12.3 million shares of Common Stock to the stockholders of FTD Group, Inc.  As a result of the increase in the total number of outstanding shares of Common Stock, the Reporting Person’s beneficial ownership interest in the Common Stock decreased below five percent.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2008	/s/ Mark R. Goldston
Mark R. Goldston